SECURI 03014851 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Angelo, Gordon & Co., L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 26th Floor
(No. and Street)

New York	**New York**	**10167**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt **212.692.2296**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH, D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angelo, Gordon &Co., L.P. as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Joseph R. Wekselblatt
Chief Financial Officer

Notary Public

George Fink
Notary Public, State of New York
No. 24-4987887
Qualified In Kings County
Commission Expires Oct. 21, 2005

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Angelo, Gordon & Co., L.P.

Statement of Financial Condition
December 31, 2002

Angelo, Gordon & Co., L.P.
Statement of Financial Condition
Index

	Page (s)
Report of Independent Accountants	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-8

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Angelo, Gordon & Co., L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Angelo, Gordon & Co., L.P. (the "Partnership") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the General Partner on behalf of the Partnership; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner on behalf of the Partnership, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 26, 2003

PricewaterhouseCoopers LLP

Angelo, Gordon & Co., L.P.
Statement of Financial Condition
December 31, 2002

Assets		
Cash		$ 436,540
Receivable from clearing brokers		160,210,739
Investments owned, at fair value		
Securities held at clearing brokers	$ 85,262,900	
Other	7,774,481	93,037,381
Investments in limited partnerships/companies, at fair value		171,147,206
Net unrealized gain from forward currency contracts, at fair value		280,583
Interest and dividends receivable		98,251
Management and performance fees receivable		7,651,353
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,859,829		6,813,078
Other assets		2,410,393
Total assets		$ 442,085,524
Liabilities and Partners' Capital		
Securities sold, but not yet purchased, at fair value		$ 34,177,568
Payable to brokers		135,995
Dividends payable		62,522
Management fees received in advance		8,378,176
Payable to affiliates		5,834,487
Accrued expenses and other liabilities		47,867,686
Total liabilities		96,456,434
Commitments and contingencies		
Subordinated notes		50,000,000
Partners' capital		295,629,090
Total liabilities and partners' capital		$ 442,085,524

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Angelo, Gordon & Co., L.P. (the "Partnership"), a Delaware limited partnership, was organized on August 18, 1988 to invest in arbitrage situations, financially distressed issuers, other securities and options, and other investments including real estate, for capital appreciation. In addition, the Partnership acts as an investment advisor for other investment funds, for which the Partnership may be the general partner and/or an investor. Some of such funds engage in trading activities similar to those of the Partnership. The Partnership also executes transactions for customers on a fully disclosed basis through clearing brokers and is responsible for customer non-performance with regard thereto. Upon 90 days prior notice, limited partners may withdraw up to one-third of their year-end capital account balances as of the close of each year and may also withdraw their net profits allocated and undistributed after 1995 as of the close of each year.

2. Significant Accounting Policies

Transactions in securities and options are recorded on a trade-date basis.

Investments owned and securities sold, but not yet purchased, are stated at quoted market values or at estimated fair value for certain investments (primarily investments in limited partnerships/companies and other investments) for which there is a limited market. Certain option contracts for which market quotations are not readily available are valued at their fair values. Forward currency contracts are valued based on quoted market prices. The fair values assigned by the General Partner (as defined in the limited partnership agreement) are determined in good faith and are based on available information considering, among other things, quotations provided by outside brokers and counterparties, and pricing models using quoted inputs. Such amounts do not necessarily represent the amounts which might ultimately be realized and the differences may be material.

Interest income is accrued and recognized on the debt of those issuers who are currently paying. For those issuers who are in default, interest is not accrued and is only recognized when received.

Dividend income on investments owned and dividends paid on securities sold, but not yet purchased are recognized on the ex-dividend date.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Management and performance fees are recognized on an accrual basis.

The Partnership's investment in limited partnerships/companies is carried at fair value, which generally reflects the Partnership's share in the net assets of the underlying limited partnership/company at year end. The Partnership's determination of fair value also considers performance-based allocations based on factors including the performance of the underlying limited partnership/company, the measurement period, the timing and order of distributions, the amount and type of underlying income, participation by related entities, and other factors, as appropriate for each limited partnership/company under the terms of the respective agreements. Such amounts do not necessarily represent the amounts which might ultimately be realized and the differences may be material.

Depreciation and amortization of furniture, equipment and leasehold improvements are provided on a straight-line basis over their estimated useful lives, generally five to seven years for furniture and equipment, and the lesser of the life of the lease or the estimated useful life for leasehold improvements.

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Partnership itself is not subject to federal and state income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Partnership's net taxable income. The Partnership is, however, subject to unincorporated business tax in the local jurisdiction in which it operates.

3. Investments

Investments owned and securities sold, but not yet purchased, comprise the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 77,044,781	$ 34,074,888
Preferred stocks	5,824,762	
Corporate bonds	2,089,371	
Warrants	16,500	
U.S. Treasury bond	275,820	
Options	11,666	102,680
Other	7,774,481	
	$ 93,037,381	$ 34,177,568

Other investments primarily consist of trade creditor claims and debt instruments of financially distressed issuers. At December 31, 2002, the Partnership had commitments relating to the unfunded portion of a revolving credit of $151,340.

In the normal course of its activities, the Partnership may employ derivative financial instruments, including forward currency contracts, options, and warrants. The clearing brokers generally serve as counterparties to the Partnership's various derivative transactions. These derivatives are predominantly used for managing the risk associated with the portfolio of investments, and in certain circumstances for trading purposes. The Partnership also invests in securities with off-balance-sheet risk, which includes securities sold, but not yet purchased.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. A forward currency contract provides for the delayed delivery of currency with the seller agreeing to make delivery at a specified future date at a specified price. Risk arises from the potential inability of the counterparty to perform under the terms of the contract and from changes in

foreign currency rates. In addition, if an option written by the Partnership is exercised, then the Partnership may be obligated to purchase the security in the market at prevailing prices. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market value of a particular investment.

Securities sold, but not yet purchased, primarily represent common stock sold by the Partnership as a hedge against (a) common stock of another company which, upon completion of a pending merger, would be exchanged into an approximately equivalent amount of common stock sold short, (b) convertible bonds and convertible preferred stock which gives the Partnership the right to purchase or obtain such securities sold short at a fixed purchase or conversion price, and/or (c) common stock in the same industry. These trading strategies generally reduce the market risk associated with the portfolio of securities sold, but not yet purchased. Despite the use of these strategies, however, the Partnership is still subject to market risk from volatility in individual securities prices outside of that expected by the General Partner and any loss that would result from the conversion of convertible securities or if the mergers did not occur.

The Partnership assumes significant credit risk because of its strategy of investing in the debt securities of financially distressed issuers. Credit risk is the possibility that a loss may occur from the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Partnership seeks to mitigate this risk by diversifying its portfolio across a number of industries and companies.

At December 31, 2002, the Partnership's exposure to credit risk associated with counterparty nonperformance is limited to $280,583 for forward currency contracts as reflected in net unrealized gain from forward currency contracts on the Partnership's statement of financial condition.

On October 1, 2002, the Partnership transferred securities and other net assets with a then current value of $26,994,269 to AG Domestic Convertibles, L.P. (the "Convertible Fund"), an affiliated limited partnership which serves as the master-fund, for the Partnership and certain affiliated funds (the "Feeder Funds"). The Partnership serves as the investment advisor and/or general partner to the Convertible Fund and the other Feeder Funds. The Convertible Fund conducts trading activities, directly and through derivatives, such as swaps, principally utilizing convertible hedging and other investment strategies. At December 31, 2002, the Partnership's investment in the Convertible Fund of $27,192,022 represents 7.88% of the Convertible Fund.

The Partnership enters into equity swaps as part of its investment strategies. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Such transactions are recorded at fair value. Realized gains and losses are recorded upon termination on each swap agreement.

4. Receivable from and Payable to Brokers

Receivable from clearing brokers represents monies on deposit, commission income due, and unsettled trades with the Partnership's clearing brokers. The Partnership is subject to credit risk should the clearing brokers be unable to pay any balance or return the Partnership's securities. A portion of investments owned serve as collateral for margin account debit balances and therefore may be re-hypothecated by the clearing broker. Such amounts are reflected as securities held at clearing brokers on the statement of financial condition.

Included in payable to brokers are amounts due to floor brokers. In addition, securities sold, but not yet purchased reflect short sales executed primarily through brokers. Securities sold, but not yet purchased are collateralized by the Partnership's securities owned to the extent that it is necessary.

Pursuant to the various derivative transactions discussed above, the Partnership is required to post collateral as security for its obligations or potential obligations. Collateral consisting of cash is included in receivable from clearing brokers on the statement of financial condition.

5. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission. The Partnership has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2002, the Partnership had net capital of $104,800,542 which exceeded the minimum requirement of $250,000 by $104,550,542.

6. Related-Party Transactions

The Partnership serves as the general partner and/or investment advisor of sponsored funds that primarily invest in public and private securities, other investments and real estate (the "Managed Funds"). At December 31, 2002, management fees of $7,119,014 remained unpaid by such Managed Funds. Investments in limited partnerships/companies at December 31, 2002 include investments in Managed Funds, related investment advisors, and the Convertible Fund of $150,362,030, including performance allocations.

At December 31, 2002, management fees received in advance from the Managed Funds amounted to $8,378,176. At December 31, 2002, a portion of a distribution received by the Partnership on behalf of affiliates amounted to $5,834,487. Accrued expenses and other liabilities primarily relates to compensation and related costs.

The Partnership paid certain expenses during the year on behalf of the Managed Funds for which it is reimbursed. At December 31, 2002, $941,119 remained unpaid by the Managed Funds.

7. Commitments and Contingencies

The Partnership is obligated under the lease for office space which expires on April 30, 2013. The lease provides for certain expenses and labor rate escalation in addition to the minimum annual rentals. The minimum future rental commitment under the noncancelable portion of the lease is as follows:

2003	$ 1,818,778
2004	1,818,778
2005	1,818,778
2006	1,818,778
2007 and thereafter	14,176,935
	$ 21,452,047

The Partnership received a period of free rent under the terms of the lease agreement, which is being recognized ratably over the remaining term of the lease.

To insure the Partnership's obligations under the lease, an irrevocable collateralized letter of credit was issued for the benefit of the landlord in the amount of $200,000. The letter of credit is collateralized by a United States Treasury Bond.

The Partnership serves as the general partner to those Managed Funds that are organized as limited partnerships. As the general partner, the Partnership is contingently liable for the obligations of those entities. The Partnership believes, however, that the assets in such partnerships are sufficient to discharge any liabilities.

The Partnership clears all of its securities transactions through clearing brokers on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Partnership and the clearing brokers, the clearing brokers have the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all applicable trades executed through the clearing brokers, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2002 and during the year then ended, the Partnership had no liability and made no payments to the clearing broker related to these guarantees. In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the General Partner expects the risk of loss to be remote.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIEs"). FIN 46 requires, among other things, the Partnership to disclose certain information about significant interests in VIEs and consolidate interests in VIEs in which the Partnership serves as the primary beneficiary of the VIE. The Partnership must comply with the provisions of FIN 46 for the year ending December 31, 2004

and is currently evaluating the impact of adoption, but does not expect it to have a material effect on the financial condition or results of operations.

The Partnership currently has ownership interests in several VIEs. An affiliate of the Partnership acts as the investment advisor to each of these VIEs. The VIEs are structured as collateralized loan obligation vehicles ('CLOs") that were established to acquire and manage portfolios of United States high yield senior secured floating rate loans or non-investment grade investments and distressed securities. The CLOs generally issue several classes of debt with varying seniority, credit ratings, maturity dates and coupons. This debt is secured by the assets owned by the VIEs and is non-recourse to the Partnership. The objectives of the VIEs are to provide either long term capital appreciation or current income using a leveraged capital structure. Included in investments in investment partnerships/companies are variable interests in the VIEs held through subordinated notes, preferred shares and a limited liability company interest with fair values of $9,126,385, $4,000,000, and $11,208,072, respectively. The General Partner believes such amounts represent the Partnership's maximum exposure to loss. The total assets of the VIEs in which the Partnership owns subordinated notes and preferred shares is $1,403,804,480 (par value) and through the limited liability company interest is $565,761,132 (fair value).

8. Subordinated Note

The Partnership has revolving subordinated loan agreements whereby it can borrow up to $50,000,000, all of which was borrowed at December 31, 2002. These loan agreements are conditional upon the Partnership satisfying certain financial and reporting requirements, including the maintenance of regulatory capital that the Partnership monitors. At December 31, 2002, the Partnership was in compliance with these requirements.

The subordinated liabilities are included in the Partnership's net capital, and can be repaid only if, after giving effect to such repayment, the Partnership meets the Rule's minimum net capital requirements.

9. Subsequent Events

The Partnership has received approval from the National Association of Securities Dealers, Inc. to extend the maturity date of a subordinated loan agreement whereby it can borrow up to $30,000,000 from February 28, 2003 to February 28, 2004. The Partnership intends to make a special capital distribution of approximately $90,000,000 to all partners on March 31, 2003.